Via Edgar

October 17, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark Kronforst, Accounting Branch Chief
Chris Davis, Senior Staff Accountant
Mark Shannon, Staff Accountant

Re:	Cogent, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Form 8-K Filed September 10, 2007
File No. 000-50947

Ladies and Gentlemen:

I am writing on behalf of Cogent, Inc., a Delaware corporation (the “Company”), in response to a letter of comment from the staff of the Securities and Exchange Commission (the “Staff”) to the Company dated October 3, 2007 (the “Staff Letter”).

The paragraphs below numbered 1 to 4 restate the numbered paragraphs in the Staff Letter. The discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Statement of Operations, page F-3

1.	We note your response to prior comment number 3 as it relates to bundled license arrangements. Please describe the arrangements for which you are unable to establish VSOE and differentiate those arrangements from those for which VSOE exists. As part of you response, please support your belief that the majority of the arrangement value is product revenue in arrangements where VSOE of the maintenance element does not exist.

In considering your comment above, the Company has re-evaluated its prior response and noted that it may not have clearly addressed your prior comment number 3. The Company hopes the

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following more clearly addresses your comments. Although the Company’s revenue recognition policy states that revenue resulting from arrangements that do not require significant modification or customization of its software and for which VSOE of the maintenance element does not exist is recognized ratably over the maintenance period, the Company has not entered into any such arrangements during the three years ended December 31, 2006. Please see the response to comment number 2 below addressing arrangements that required significant customization.

2.	Notwithstanding your response to prior comment number 3, you disclose on page F-9 that you also have arrangements that require significant modification and customization of the software for which VSOE of the maintenance element does not exist. Please tell us whether this revenue is reported within product revenue, service revenue, or allocated to both using some allocation method.

During the three years ended December 31, 2006, the Company entered into a total of three arrangements (“Arrangements”) for which it could not establish VSOE of the fair value of maintenance. These Arrangements required the Company to customize existing AFIS technology as well as develop new technology in order to create a new solution – an AFIS based voter registration and processing solution for use in the national and regional elections of a foreign country. Each of the Arrangements required the Company to provide software maintenance for one year.

The Arrangements did not contain a maintenance renewal rate. As disclosed in the Company’s accounting policies at F-10, “the Company determines the amount of maintenance revenue to be deferred through reference to substantive maintenance renewal provisions contained in a particular arrangement, or, in the absence of such renewal provisions, through reference to VSOE of maintenance renewal rates.” Accordingly, the Company considered if VSOE of the fair value of maintenance could be established through reference to separate sales of maintenance related to other AFIS solutions. The following important attributes of the Arrangements were considered by the Company:

•

The solutions delivered under the Arrangements were unique. Historically, the Company’s arrangements provided for security related AFIS solutions, which were primarily sold to municipalities, national security, and law enforcement agencies. These Arrangements represented the Company’s first biometric-based election administration solutions; therefore, the scope, scale, and complexity of the Arrangements were not comparable to other historical AFIS solutions.

•

A significant amount of new software code was required to provide for levels of capacity, redundancy, fault tolerance, and speed of processing that are significantly higher than the levels in the Company’s other solutions.

•

The solutions incorporated web-based technology, as opposed to the Company’s traditional server model. Typically, each “resident station” has its own copy of the Company’s software and its own server. The Arrangements provided for a highly-customized web-based enterprise application system, which communicated directly with the customer’s centralized server (that is, all software is run on customer equipment and is not hosted by the Company).

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In light of the foregoing, given the unique nature of the Arrangements, the Company could not conclude that the maintenance services would be comparable to other historical AFIS solutions, and thus separate sales of maintenance related to other AFIS solutions would not constitute VSOE of fair value for these Arrangements.

In determining the appropriate classification of revenues resulting from the Arrangements, the Company considered the nature of the expected value to be provided during the one year maintenance period. The Company believed that the benefits provided to the customer during the maintenance period would substantially be product related, as opposed to the delivery of services. That is, the Company expected that the majority of the value provided to the customer during the maintenance period would consist of upgrades and enhancements to the features and functionality of the core software. The Company considers unspecified upgrades and enhancements to be software and, therefore, product deliverables. As a result, the Company concluded that any true service element to be delivered under the Arrangements would be minimal and therefore concluded it appropriate to classify the revenue recognized under the Arrangements as product revenue.

In light of the Staff’s comments with respect to our classification of this revenue, in future filings the Company will disclose in Note 1 the amount of revenue included in product revenue resulting from arrangements for which VSOE of maintenance does not exist.

3.	Please quantify the amount of customized software product revenue that is included in product revenues during the periods presented and your subsequent interim periods.

				Three months Ended
	Year Ended December 31,			March 31, 2007	June 30, 2007
Software Arrangements	2004	2005	2006
	(in thousands)
Customized product arrangements with VSOE	$6,537	$31,079	$35,511	$14,047	$3,186
with no VSOE [1]	—	44,320	16,925	7,085	4,723
All other product revenues	68,161	66,250	26,619	3,348	17,309

Total Product Revenues	$74,698	$141,649	$79,055	$24,480	$25,218

[1]	Represents revenues from the three arrangements which required significant customization, but for which VSOE of maintenance does not exist. These are the arrangements cited in the Company’s response to comment #2 above.

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Form 8-K Filed September 10, 2007

4.	Please explain to us how you will account for the settlement with Northrop Grumman. Your response should address how you will determine the classification of amounts to be recorded and the timing of recognition. As the settlement appears to be a multiple-element arrangement that includes various rights, licenses and releases between the parties, please explain to us how you will allocate the proceeds between these elements. Refer to any accounting guidance as appropriate.

While Cogent and Northrop Grumman have an agreement in principle, the parties are still engaged in the negotiation and execution of definitive agreements. As such, the Company has not yet determined the classification of the amounts to be recorded, nor the timing of recognition. The Company will make such determinations upon a review and analysis of final signed definitive agreements.

* * * * * *

Please direct any further comments or questions to me at (626) 799-8090.

Sincerely,

/s/ Paul Kim
Paul Kim Chief Financial Officer

cc:	Scott Stanton (Morrison & Foerster LLP)
Tim Lovoy (Deloitte & Touche LLP)

209 Fair Oaks Avenue	South Pasadena, CA 91030	tel: (626) 799-8090	fax: (626) 799-8996